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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                              TRAVELOCITY.COM INC.
                           (Name of Subject Company)

                              TRAVELOCITY.COM INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (Title of Class of Securities)

                           COMMON STOCK: 893953-109
                    (CUSIP Number of Class of Securities)


                                ----------------

                                ANDREW STEINBERG
                   EXECUTIVE VICE PRESIDENT, ADMINISTRATION,
                          GENERAL COUNSEL AND SECRETARY
                               TRAVELOCITY.COM INC.
                             15100 TRINITY BOULEVARD
                             FORTH WORTH, TEXAS 76155
                                  (817) 785-8000
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  WITH A COPY TO:

                                  R. BRUCE LABOON
                                RUSSELL F. COLEMAN
                             LOCKE LIDDELL & SAPP LLP
                           2200 ROSS AVENUE, SUITE 2200
                                DALLAS, TEXAS 75201
                                   (214) 740-8000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     TRAVELOCITY'S SPECIAL COMMITTEE REPORTS THAT SABRE'S PROPOSAL IS INADEQUATE

         FORT WORTH, TX, MARCH 4, 2002 -- The Special Committee of the board of directors of Travelocity.com Inc. ("Travelocity") (NASDAQ: TVLY) announced that the Special Committee delivered to the Travelocity board of directors today the Special Committee's initial report regarding Sabre Inc.'s proposed cash tender offer to purchase for $23 in cash the shares of Travelocity common stock that Sabre or its affiliates do not already own.

         In its initial report, the Special Committee, which is comprised of independent, outside directors, stated its belief that if Sabre commences a tender offer at the previously announced price of $23 per share, such price would be inadequate. In making this determination, the Special Committee considered a number a factors, including the following:

         o the advice of Salomon Smith Barney, the Special Committee's financial advisor, that it is prepared to render an opinion to the Special Committee, if requested, that subject to and based on considerations that would be described in the financial advisor's written opinion, the potential $23 offer price would be inadequate, from a financial point of view, to Travelocity's non-Sabre stockholders;

         o its belief that the potential $23 offer price does not reflect the long-term value inherent in Travelocity, one of the leading online travel brands;

         o its view that Sabre's offer, if made, would constitute an opportunistic attempt to acquire Travelocity at a time when its stock price is temporarily depressed;

         o that the potential $23 offer price represents only an approximate 3.1% premium above Travelocity's February 15 trailing 30-day average closing price of $22.31, and an approximate 5.6% discount from Travelocity's February 15 trailing 60-day average closing price of $24.30; and

         o its commitment to protecting the best interests of non-Sabre stockholders of Travelocity.

         If and when Sabre should commence a tender offer under applicable securities laws, Sabre's offer will be considered by the Special Committee, and Travelocity will fully advise stockholders of Travelocity's position with respect to the offer no later than ten business days after commencement. The Special Committee urges Travelocity stockholders not to take any action with respect to Sabre's offer (if and when made) until they have been fully advised of Travelocity's position.

NOTICE FOR TRAVELOCITY STOCKHOLDERS AND INTERESTED PARTIES

         Investors, Travelocity stockholders, and other interested parties are urged to read Travelocity's solicitation/recommendation statement when it is available because it may contain important information. Investors can get such statement and other filed documents for free at the SEC's web site, www.sec.gov, or by contacting Investor Relations at Travelocity at 15100 Trinity Blvd., Fort Worth, Texas 76155, or by logging on at WWW.TRAVELOCITY.COM.

ABOUT TRAVELOCITY

         Travelocity, a database-driven travel marketing and transaction company, provides Internet and wireless reservations information for more than 700 airlines, more than 50,000 hotels and more than 50 car rental companies. In addition, Travelocity offers more than 6,500 vacation packages, tour and cruise departures and a vast database of destination and interest information. Travelocity employs more than 1,000 customer service professionals, has sold more than 20 million airline tickets and has more than 32 million registered members.